Exhibit 21.1

Tabula Rasa HealthCare, Inc. Subsidiaries

NAME	JURISDICTION OF ORGANIZATION OR INCORPORATION
CareKinesis, Inc.	Delaware
Capstone Performance Systems, LLC	Delaware
Medliance LLC	Arizona
J.A. Robertson, Inc.	California